Exhibit 99.1



Alcon Achieves Required Ownership in WaveLight AG to Initiate Squeeze-out

HUENENBERG, Switzerland – May 12, 2009 – Alcon, Inc., (NYSE: ACL) announced today that the company has achieved ownership of more than 95 percent of the share capital of WaveLight AG (ISIN: DE0005125603). Under the provisions of the German Stock Corporation Act, Alcon is deemed to be the principal shareholder of WaveLight's approximately 6.6 million issued and outstanding shares. The company has notified the WaveLight board of directors of its intention to acquire all remaining outstanding shares in accordance with the "squeeze-out" provisions of German securities law. Alcon intends to acquire these remaining shares in exchange for appropriate cash compensation following the WaveLight annual general meeting to be held on August 28, 2009.

        "Completing the WaveLight acquisition will enable us to finalize the combination of Alcon's global commercial infrastructure with WaveLight's leading technologies," said Kevin Buehler, Alcon's president and chief executive officer. "While we have successfully integrated our refractive operations in the United States and other selected markets, we look forward to further market development opportunities and operating efficiencies afforded by full ownership."

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About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

About WaveLight AG
WaveLight AG develops, manufactures and markets an innovative, end-to-end product portfolio in the field of ophthalmology, specializing in diagnostic systems and refractive surgery, including the ALLEGRETTO® laser system. The ALLEGRETTO WAVE® Eye-Q excimer laser combines precision technology with excellent laser energy stability, high-quality components and reliability. Built with Pioneering wavefront principles, the laser's PerfectPulse Technology® is designed to control each laser pulse from its generation to the exact point where it contacts the cornea.

Legal Disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

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Caution Concerning Forward-Looking Statements. *This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

Doug MacHatton
Vice President, Investor Relations and Corporate Communications
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com